

Mail Stop 3030

February 13, 2009

Bobba Venkatadri
President and Chief Executive Officer
Trans-India Acquisition Corporation
300 South Wacker Drive, Suite 1000
Chicago, Illinois

Re: Trans-India Acquisition Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 10, 2009
File No. 1-33127

Dear Mr. Venkatadri:

We have limited our review of your filing to the issues addressed in the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment 6. However the link between the vote and the tax laws remains in your document; see, for example, page 5. Therefore, we reissue the comment. Also, please clarify how the plan was designed to comply with the tax laws.

2. Please clarify your response to prior comment 8. It appears that words were omitted.

How much will I be entitled to receive, page 6

3.   Please reconcile the $86,250,004 figure in your response to prior comment 4 with the disclosure in your IPO prospectus.

4.   Please reconcile your response to the first bullet point of prior comment 4 which refers to the _net_ proceeds with your disclosure in this proxy statement like on page 4 which refers to the "entirety of the funds raised in the IPO plus amounts raised in a private placement completed prior to the IPO."

5.   We note responses to the third, fourth and fifth bullet points of prior comment 4. Please tell us whether you could issue any additional common shares before the distribution. If you can, we reissue the comments.

6.   Regarding your response to the fifth bullet point of prior comment 4, it remains unclear why section 9 on page A-3 refers to distributions with respect to shares other than your IPO shares. This appears to be inconsistent with the penultimate sentence of Article V.D of your charter. Please advise.

Risk Factors, page 11

7.   We note your response to comment 34 in our December 9, 2008 letter. We also note the disclosure in your IPO prospectus "If we do not effect a business combination within 18 months after consummation of this offering (or within 24 months from the consummation of this offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of this offering and the business combination has not yet been consummated within such 18 month period) . . ." Please provide us your analysis of whether your IPO disclosure regarding **the** business combination having not **yet** been consummated within the 18 month period creates a material risk that a reasonable investor believed that the possible extension to 24 months was to allow you to complete an acquisition for which you had signed a letter of intent within the original 18-month period so that investors would not lose the benefit of the effort you expended during that 18-month period - not to permit continuation of your pursuit of acquisitions for additional time if you had not been successful in identifying an acquisition to be presented to shareholders in the original 18-month period. Also, if in the future you create other acquisition companies, we urge you to more clearly explain this issue in your IPO disclosure.

The Company's Board of Directors may delay…, page 12

8.   We note your response to prior comment 5 and note that your risk factor on page 12 still states that the Board may delay implementation of the liquidation. We

also note that your certificate of incorporation clearly states in Article V that the company "shall promptly adopt and implement a plan of distribution." Therefore we reissue the comment. Likewise, the Board discretion reserved in sections 5 and 9 on page A-3 appears to be inconsistent with this statement in your charter; please advise.

Selected Financial Data, page 13

9.   We note your references to the Company's "financial statements and related notes" in the introductory paragraph. Please clearly identify the financial statements to which you are referring and clearly distinguish between audited and unaudited financial statements.

10.   Please tell us whether more current information is available. Also tell us whether you are aware of any material trends or results that differ from your results and trends disclosed in your current reports.

11.   We note your response to our prior comment 3. Please provide us with your analysis of why you chose not to provide comparative selected financial information for the nine months ended September 30, 2007, given Instruction 4 to Item 301 of Regulation S-K. Alternatively, you may provide such disclosure.

The Dissolution and Plan of Liquidation Proposal, page 14

12.   We note your response to our prior comment 4. Please note that your revisions on page 14 in connection with the third bullet point contained in that comment appear to be in the wrong place. Please advise or revise.

Reason for the Dissolution, page 15

13.   Please expand the disclosure provided in response to prior comment 7 to disclose the reason that you agreed to the termination of the share exchange agreement.

Beneficial Ownership, page 22

14.   Please expand your response to comment 81 of our December 9, 2008 comment letter to tell us whether you have reason to know the identity of the unidentified individuals who beneficially own the shares held in the name of entities included in your table.

15.   Given your relationship to Business Ventures Corp described in footnotes 11 and 12, please tell us why you do not know the identity of the individuals who beneficially own the shares the shares held in the name of that entity.

Bobba Venkatadri
Trans-India Acquisition Corporation
February 13, 2009
Page 4

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement *from the company* acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 if you have any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (by Facsimile) Cavas Pavri, Esq.